Mainz Biomed N.V.

Robert Koch Strasse 50

55129 Mainz

Germany

May 14, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Mainz Biomed N.V.

Registration Statement on Form F-1

File No. 333-287249

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 pm Eastern Time on Thursday, May 15, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The undersigned respectfully requests that it be notified of the effectiveness of the above-referenced Registration Statement by telephone call to our counsel, Ortoli Rosenstadt LLP, by calling Tim Dockery at (212) 829-8946.

Very truly yours,

MAINZ BIOMED N.V.

By:	/s/ William J. Caragol
Name:	William J. Caragol
Title:	Chief Financial Officer